UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

By:	/s/ Jennifer Ruddick
	Name:	Jennifer Ruddick
	Title:	Assistant Secretary

Date: December 12, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated December 12, 2022 – Thomson Reuters and Blackstone Sign Definitive Agreement to Sell Shares of London Stock Exchange Group plc to Microsoft